UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: May 11, 2020

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐        No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF TEEKAY LNG PARTNERS L.P.:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018

Item 1 — Information Contained in this Form 6-K Report

On May 9, 2020, Teekay LNG Partners L.P. (“Teekay LNG”) entered into an Exchange Agreement (the “Exchange Agreement”) with Teekay GP L.L.C. (the “General Partner”), the general partner of Teekay LNG and a wholly-owned indirect subsidiary of Teekay Corporation ( “Teekay”), pursuant to which all of the incentive distribution rights representing limited partner interests in Teekay LNG (the “IDRs”) were contributed by the General Partner to Teekay LNG for cancellation in exchange for the issuance by Teekay LNG to the General Partner of 10,750,000 common units representing limited partner interests in Teekay LNG (the “New Common Units”) (such transaction, the “Exchange Transaction”).

The terms of the Exchange Agreement were approved on behalf of Teekay LNG by the conflicts committee (the “Conflicts Committee”) and the board of directors of the General Partner. The Conflicts Committee, which is comprised of independent members of the board of directors of the General Partner, retained independent legal and financial advisors to assist it in evaluating and negotiating the Exchange Transaction.

The Exchange Agreement was executed on May 9, 2020, and the closing of the Exchange Transaction, including the cancellation of the IDRs, occurred on May 11, 2020. As of May 11, 2020, and following the closing of the Exchange Transaction, Teekay indirectly owns 35,958,274 common units of Teekay LNG.

In connection with the Exchange Agreement, the General Partner amended and restated the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of January 1, 2019 by executing the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Fifth Amended and Restated Partnership Agreement”) in order to, among other things, (i) reflect the cancellation of the IDRs, and (ii) eliminate certain legacy provisions that no longer apply, including provisions related to the IDRs and the initial formation and capitalization of Teekay LNG.

The foregoing description of the Exchange Transaction, the Fifth Amended and Restated Partnership Agreement and the Exchange Agreement is not complete and is qualified in its entirety by reference to the full text of the Fifth Amended and Restated Partnership Agreement and the Exchange Agreement, each of which is filed as Exhibits 4.1 and 10.1 to this Report on Form 6-K, respectively, and incorporated herein by reference.

Additionally, attached as Exhibit 99.1 is a copy of an announcement of Teekay LNG, dated May 11, 2020, regarding the Exchange Transaction.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

4.1	Fifth Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., dated as of May 11, 2020.

10.1	Exchange Agreement, dated as of May 9, 2020, by and between Teekay LNG Partners L.P. and Teekay GP L.L.C.

99.1	Press Release of Teekay LNG Partners L.P., dated as of May 11, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P. By: Teekay GP L.L.C., its general partner

Date: May 11, 2020	By:	/s/ Anne Liversedge
Anne Liversedge
Secretary